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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/26/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Inter&Co Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

501 Brickell Key Drive, Suite 202
(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Torola	913-484-0764	john.torola@inter.co
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – If individual, state last, first, and middle name)

2121 AVENUE OF THE STARS	CENTURY CITY,	CA	90067
(Address)	(City)	(State)	(Zip Code)

SEPTEMBER 15, 2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, John Torola, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Inter&Co Securities LLC, as of December 31st, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

INAS SAYAGE
COMM. #2456343
Notary Public - California
Alameda County
My Comm. Expires Aug. 4, 2027

Signature: [signature]

Title: CEO/CCO/FinOp

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of Alameda)

Subscribed and sworn to (or affirmed) before me on this 18th day of March, 2024, by John Torola

_______________,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

INAS SAYAGE
COMM. #2456343
Notary Public - California
Alameda County
My Comm. Expires Aug. 4, 2027
NR01 NR01

Signature Inas Sayage

(Seal)

Optional Information

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

This certificate is attached to a document titled/for the purpose of

containing ______ pages, and dated ______________.

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:
Page # ______ Entry # ______

Notary contact: ______________

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: ______

Inter&Co Securities LLC

Statement of Financial Condition

Pursuant to Rule 17a-5 (d) under the Securities Exchange Act of 1934

For the Period April 26, 2023 through December 31, 2023

(With Report of Independent Registered Public Accounting Firm Thereon)

DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To those Charged with Governance and the Member of Inter&Co Securities LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Inter&Co Securities LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

DCPA

DCPA

We have served as the Company's auditor since 2023.
Century City, California
March 20, 2024

Inter&CO Securities LLC
Statement of Financial Condition
December 31, 2023

Assets

Cash	$	916,574
Deposits with clearing brokers		632,165
Receivable from clearing brokers		2,527
Error account securities-net, at fair value		48,241
Due from related party		1,000
Deposits and other assets		7,768
Total assets	$	1,608,275

Liabilities and Member's Equity

Liabilities		
Payable to clearing brokers	$	17,284
Accounts payable and accrued expenses		24,788
Due to related parties		20,519
Total liabilities		62,591
Commitments and contingencies		
Member's equity		
Member's equity		1,545,684
Total member's equity		1,545,684
Total liabilities and member's equity	$	1,608,275

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Inter&CO Securities LLC (the "Company") was established in the state of Delaware on August 2, 2022. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company was approved as a broker-dealer on April 26, 2023. The Company operates two primary lines of business. It provides brokerage services to customers who are predominately Brazilian citizens and residents on a commission free, non-solicited basis through a mobile application ("App") created by a Company affiliate. It also receives commissionable orders manually from high net worth retail customers, entities, and from institutional customers, all who are also predominately located in Brazil.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. There were no cash equivalents at December 31, 2023.

Receivable from clearing brokers includes interest and payment for order flow earned on securities transactions, and from customer free credit balances. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectable accounts are immaterial.

The Company will earn commissions on certain client transactions in equity securities, debt securities, and other exchange traded products after its full service brokerage conducted on the Pershing LLC (Note 3) clearing platform is fully up and running / operational. Commission revenue and related clearing expenses are recorded on a trade-date basis.

The Company maintains an error account for the sole purpose of resolving customer trade errors and trading violations. Error account gains and losses, unrealized gains and losses and related clearing expenses are recorded on a trade date basis and securities in the error account are stated at fair value.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Interest income is recognized as earned per stated terms, (Note 4) subject to collectability being reasonably assured. Dividend income in the instance it is applicable from securities in the error account is recognized when the dividends are declared and when the right to receive payment is established.

Although the Company is a Single Member Limited Liability Company, the sole Member is not a US entity therefore the Company must file their tax returns on a stand-alone basis. The Company operated at a loss for the year therefore there is no provision for income taxes included in these financial statements.

Note 2: RELATED PARTIES

During the audit period, the Company had a sub-lease in partnership with an affiliate for office space not subject to ASC 842, according to the short-term lease exemption. The Company recognized $7,680 of rent expense for the period ended December 31, 2023. The Company moved its main office location to Miami, Florida beginning in 2024 and is temporarily sharing space with an affiliate. It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

The Company has a receivable from an affiliate of $1,000 and payables to affiliates in the amounts of $15,339 and $5,180.

Note 3: RECEIVABLE FROM CLEARING BROKERS

The Company has brokerage agreements with Pershing LLC and Apex Clearing ("Clearing Brokers") to carry its account and the accounts of its clients as customers of the Clearing Brokers. Pursuant to the clearing agreements, the Company introduces all its customers' securities transactions to its Clearing Brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the Clearing Brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the Clearing Brokers for losses, if any, which the Clearing Brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Brokers monitor collateral on the customers' accounts. As of December 31, 2023, the receivable from Clearing Brokers of $2,527 was pursuant to these clearance agreements.

Note 4: DEPOSIT WITH CLEARING BROKERS

The Clearing Brokers have custody of the Company's clearing deposits which serve as collateral for any amounts due to the Clearing Brokers as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average federal funds rate. The balance at December 31, 2023 was $632,165.

Note 5: ERROR ACCOUNT SECURITIES-NET, AT FAIR VALUE

Error account securities - net, at fair value consist of corporate securities, warrants, and ETFs. As discussed in Note 1, error account securities held by the Company are stated at their fair market value based on quoted market prices. At December 31, 2023, these securities are carried at their fair market value of $48,241. The accounting for the mark-to-market on the error account securities is included in the Statement of Operations and the Company recognized a net gain on the error account securities at the end of the period which amounted to a gain of $16,385 for the period ended December 31, 2023.

Note 6: PAYABLE TO CLEARING BROKERS

Payable to Clearing Brokers consists of the balance in the error account and miscellaneous fees. As of December 31, 2023, the payable amounted to $17,284.

Note 7: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT

The Company complies with FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to

Note 7: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT (CONTINUED)

the occurrence of future circumstances that cannot be reasonable determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities.

The condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on the recurring basis as of December 31, 2023:

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Corporate stocks, warrants, funds and ETFs	$ 48,241	$ 48,241	$ -	$ -
Total Assets	$ 48,241	$ 48,241	$ -	$ -

Liabilities	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
	$ -	$ -	$ -	$ -
Total Liabilities	$ -	$ -	$ -	$ -

Valuation of Securities at Fair Value - Valuation Techniques

Corporate and Preferred Stocks

The Company values securities that are freely tradable and are listed on a national securities exchange at their last sales prices as of the last business day of the year.

Note 7: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT (CONTINUED)

Government and Municipal (Muni) Bonds
The fair value of government and municipal bonds is estimated using recently executed transactions, market price quotations (where observable), or bond yield spreads. Government and municipal bonds are generally categorized in Level 1 or Level 2 of the fair value hierarchy.

Debt and Other Securities
The fair value of debt and other securities are estimated using recently executed transactions, market price quotations (where observable), or bond yield spreads. Debt and other securities are generally categorized in Level 1 or Level 2 of the fair value hierarchy.

Note 8: INCOME TAXES

As discussed in Note 1, the Company is a Single Member Limited Liability Company, the sole Member is not a US entity therefore the Company must file their tax returns on a stand-alone basis.

The Company accounts for its income taxes in accordance with ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements. The recording of the deferred tax items referred to above is conditioned upon the Company's judgment that realization is at least 50% probable.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies. Management believes it is more likely than not that all deferred tax assets will not be recognized, as such, a valuation allowance has been established.

Note 9: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event the counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2023, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 11: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains a bank and investment accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the period ended December 31, 2023, the cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts. Management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 12: SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events or transactions which took place that would have a material impact on its financial statements.

On February 23, 2024, FINRA approved an organizational structure change for the Company. The Company was wholly owned and controlled by its sole member Inter&Co, Inc. ("Inter&Co"), a Cayman Islands corporation and public company listed on NASDAQ (Ticker: INTR). The corporate organizational structure changed by Inter&Co contributing 100% of its membership interests in the Company to Inter US Holding, Inc. ("Holding") (the "Transaction"). Holding is an affiliate of the Company and similarly wholly owned and controlled by Inter&Co. Following the closing of the Transaction which was February 23, 2024, the Company is now wholly owned by Holding, its new sole member and direct owner, which is wholly owned by Inter&Co. The public

Note 12: SUBSEQUENT EVENTS (CONTINUED)

shareholders of Inter&Co will remain as the Company's ultimate beneficial owners. As such, the Company's ultimate ownership will not change. The ownership change did not result in any change to the ultimate beneficial owners of the Company, or overall ownership or control of the Company, other than the insertion of a new holding company.

Note 13: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (or 12.5 to 1 for 12 months after commencing business as a broker or dealer). Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2023, the Company had net capital of $1,507,112 which was $1,499,288 in excess of its required net capital of $7,824; and the Company's ratio of aggregate indebtedness ($62,591) to net capital was 4.15 to 1, which is less than the 12.5 to 1 maximum allowed.